August 10, 2017

VIA EDGAR TRANSMISSION

Alberto Zapata

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 18, 2017 Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement with respect to the Marathon Value Portfolio (the “Fund”). The proxy statement relates to a shareholder meeting to consider approval of a new investment advisory agreement due to a change of control of the adviser’s parent company. In a telephone conversation on July 24, 2017, you provided comments to the preliminary proxy statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement.

Comment 1. Please confirm that, going forward, preliminary proxy statements filed for the Registrant will be marked as preliminary in accordance with Rule 14a-6(e)(1).

Response. The Registrant so confirms.

Comment 2. Please add to the proxy card the catch all proposal noted on page 1.

Response. The requested disclosure has been added to the proxy card.

Comment 3. Please confirm that no response is required pursuant to Item 5(a) of Schedule 14A regarding “substantial interests”.

Response. The Registrant so confirms.

Comment 4. Please provide the date of the current investment advisory agreement, the date it was last submitted to shareholders for approval, and the reason it was last submitted to shareholders.

Response. The information requested is on page 2 of the Proxy Statement under “Overview and Background.”

Comment 5. Please include the percentage ownership of each parent company in “Information Concerning Gratus.”

Response. The Registrant has included the information requested.

Comment 6. Please confirm that there are no material payments that need to be disclosed in accordance with Item 22(c)(1)(iii) of Schedule 14A.

Response. The Registrant so confirms.

If you have any questions, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins